EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Hospitality Properties Trust for the registration of debt securities, common shares, preferred shares, depositary shares and warrants and to the incorporation by reference therein of our reports dated March 3, 2006, with respect to the consolidated financial statements and schedule of Hospitality Properties Trust, Hospitality Properties Trust management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Hospitality Properties Trust, included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Ernst & Young LLP

August 30, 2006